PUBLIC POWER CORPORATION S.A.
30, Chalkoko[redacted]
10432 ATHENS
Greece

06019497

SUPPL

No/Date : f/D1 : 619 | 15-12-2006

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement with the results of the Special Meeting of Minority Shareholders of PPC S.A.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Financial Manager
Acting Chief Financial Officer

dw 12/22

Enclosure
The results of the Special Meeting of Minority Shareholders of PPC S.A.

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : Γ/ΔΙ : 619 | 15-12-2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement with the results of the Special Meeting of Minority Shareholders of PPC S.A.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Financial Manager
Acting Chief Financial Officer

Enclosure
The results of the Special Meeting of Minority Shareholders of PPC S.A.

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

RESULTS OF THE SPECIAL MEETING OF THE MINORITY SHAREHOLDERS OF "PUBLIC POWER CORPORATION S.A."

"PUBLIC POWER CORPORATION SOCIETE ANONYME" announces that, the Special Meeting of the Minority Shareholders, was held on Friday, December 15, 2006. The 283 Shareholders representing 33.506.428 shares (29,55% of a total of 113.394.886 shares of the Minority) discussed and decided on the following item of the Agenda:
"The election of two (2) new Minority Shareholders' representatives in the Board of Directors, according to Art. 10, par. 2, section c, of the Articles of Incorporation of the Company, due to the expiry of its representatives' term as members of the current BoD."

The two minority representatives elected are:
Mr. Giannidis Ioannis
Mr. Cortessis Michael

The new members are elected for a three years term, starting after the expiry – on January 8, 2007– of the term of the current members- representatives of the Minority Shareholders.

Athens, 15-12-2006